Overview	Impact Stories	Key Markets	Investment Initiatives

ESG Policy

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS (1984-present)

562 Projects	187.2M hours of on-site union construction work created	122,675 housing and healthcare units nationwide, with 67% affordable housing	$14.6B in personal income including wages and benefits, with $7.4 billion for construction workers	$4.6B in tax revenues ($1.5 billion state/local and $3.1 billion federal)	$35.6B in total economic benefits	207,632 total jobs generated across communities

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America COE, Inc. project data. Data is current as of September 30, 2021. Economic impact data is in 2020 dollars and all other figures are nominal.